SANCHEZ PRODUCTION PARTNERS LP

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

July 6, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Loan Lauren P. Nguyen

Re:	Sanchez Production Partners LP

Registration Statement on Form S-3 (File No. 333-204277)

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sanchez Production Partners LP (the “Partnership”) hereby requests acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-204277) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Time, on July 8, 2015, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SANCHEZ PRODUCTION PARTNERS LP

By:	Sanchez Production Partners GP LLC,
its general partner

By:	/s/ Charles C. Ward
Charles C. Ward
Chief Financial Officer & Treasurer